Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1188 West Georgia Street

Vancouver, British Columbia V6E 4A2

2.	Date of Material Change:

The material change described in this report occurred on January 21, 2026.

3.	News Release:

On January 21, 2026, Gold Royalty Corp. (the “Company”) issued a news release through the facilities of Canada Newswire, a copy of which has been filed on SEDAR+.

4.	Summary of Material Change:

On January 21, 2026, the Company completed its acquisition of an existing 1.5% net smelter returns royalty (the “Royalty”) on the Borborema gold mine from Dundee Corporation (“Dundee”) for total consideration of US$45 million, comprised of US$30 million in cash (“Cash Consideration”) and 3,571,429 newly issued common shares of the Company (“Share Consideration”) based on a 20-day VWAP of US$4.20. (the “Transaction”). The Company has received notification from Taurus Mining Royalty Fund, L.P. (“Taurus”) that it elects to participate for a one-half indirect economic interest in the Royalty for US$22.5 million in cash.

5.	Full Description of Material Change:

On January 21, 2026, the Company completed its previously announced acquisition of the Royalty from Dundee for total consideration of US$45,000,000, comprised of the Cash Consideration and the Share Consideration. The Transaction was completed pursuant to a royalty purchase agreement dated January 13, 2026.

The Royalty applies to the Borborema gold mine, operated by Aura Minerals Inc. The Royalty rate is 1.5% of net smelter returns on the first 1.5 million ounces (“Moz”) of payable gold production and 1.0% until 2.0 Moz of payable gold is produced (thereafter nil).

Taurus has notified the Company of its election to participate in this investment under the previously announced mutual cooperation agreement between the parties. Taurus would participate for a one-half indirect economic interest in the Royalty for US$22.5 million in cash. Taurus’ participation is subject to, among other things, finalizing a definitive participation agreement and other customary conditions.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Andrew Gubbels

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

January 21, 2026